[redacted]

09040128

COMMISSION
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SEC Mail Processing Section
FEB 26 2009
Washington, DC
110

SEC FILE NUMBER
8-52699

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2008 (MM/DD/YY) AND ENDING 12/31/2008 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Employee Benefits Investment Group, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3161 St. Johns Bluff Rd. S. Suite 4
(No. and Street)

Jacksonville	Florida	32246
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Arthur Troncoso (904) 928-3550
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this report*

Corliss, Colette M.
(Name - *if individual, state last, first, middle name*)

1901 N. 1ST Street #203	Jacksonville Beach	Florida	32250
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of it possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report may be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Arthur Troncoso swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Employee Benefits Investment Group, Inc., as of February 25, 2009 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

MARY D GEIGER
MY COMMISSION # DD754692
EXPIRES February 03, 2012
(407) 398-0153 FloridaNotaryService.com

Signature

PRESIDENT
Title

Notary Public

This report ** contains (check all that apply)

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- NA (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- NA (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3
- NA (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3
- NA (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation
- NA (m) A copy of the SIPC Supplemental Report.
- NA (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Report on Internal Controls.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

EBIG

Employee Benefits Investment Group, Inc.
St. Johns Bluff Road - Suite 4
Jacksonville, Florida 32211
(904) 928-3550

February 23, 2009
Colette M. Corliss, CPA, P.A.
1903 North Third Street
Jacksonville Beach, Florida 32250

We are providing this letter in connection with your audit of the balance sheets, statements of income and retained earnings and the statements of cash flows of Employee Benefits Investment Group, Inc. as of December 31, 2008 for the purpose of expressing an opinion as to whether the financial statements present fairly, in all material respects, the financial position, results of operations, and cash flows of Employee Benefits Investment Group, Inc. in conformity with generally accepted accounting principles. We confirm that we are responsible for the fair presentation in the financial statements of financial position, results of operations, and cash flows in conformity with generally accepted accounting principles. We are also responsible for adopting sound accounting policies, establishing and maintaining internal control, and preventing and detecting fraud.

We confirm, to the best of our knowledge and belief, as of February 23, 2009, the following representations made to you during your review.

1. The financial statements referred to above are fairly presented in conformity with generally accepted accounting principles.
2. We have made available to you all:
   a. Financial records and related data.
   b. Minutes of the meetings of stockholders, directors, and committees of directors, or summaries of actions of recent meetings for which minutes have not yet been prepared.
3. There have been no communications from regulatory agencies concerning noncompliance with, or deficiencies in, financial reporting practices.
4. There are no material transactions that have not been properly recorded in the accounting records underlying the financial statements.
5. We believe the effects of the uncorrected financial statement misstatements summarized in the attached schedule are immaterial, both individually and in the aggregate, to the financial statements taken as a whole.
6. There has been no:
   a. Fraud involving management or employees who have significant roles in internal control.
   b. Fraud involving others that could have a material effect on the financial statements.
7. The Company has no plans or intentions that may materially affect the carrying value or classification of assets and liabilities.
8. The following have been properly recorded or disclosed in the financial statements:
   a. Related party transactions and related accounts receivable or payable, including sales, purchases, loans transfers, leasing arrangements, and guarantees.
   b. Guarantees, whether written or oral, under which the company is contingently liable.
9. There are no estimates that may be subject to a material change in the near term that have not been properly disclosed in the financial statements. We understand that *near term* means the period within one year of the date of the financial statements. In addition, we have no knowledge of concentrations existing at the date of the financial statements that make the Company vulnerable to the risk of severe impact that have not been properly disclosed in the financial statements.
10. There are no:
    a. Violations or possible violations of laws or regulations whose effect should be considered for disclosure in the financial statements or as basis for recording a loss contingency.

b. Unasserted claims or assessments that our lawyer has advised us are probable of assertion and must be disclosed in accordance with Statement of Financial Accounting Standards No. 5.

c. Other liabilities or gain or loss contingencies that are required to be accrued or disclosed by Statement of Financial Accounting Standards No. 5

11. The Company has satisfactory title to all owned assets, and there are no liens or encumbrances on such assets nor has any asset been pledged.

12. We have complied with all aspects of contractual agreements that would have a material effect on the financial statements in the event of noncompliance.

13. Arrangements with financial institutions involving compensating balances or other arrangements involving restrictions on cash balances, lines of credit or similar arrangements have been disclosed.

14. Notes 2 through 8 to the financial statements discloses all of the facts (meaning, significant conditions and events and management plans) of which we are aware that are relevant to the Company's ability to continue as a going concern.

15. Risks associated with concentrations, based on information known to management, that meet all of the following criteria have been disclosed in the financial statements:

a. The concentration exists at the date of the financial statements.

b. The concentration makes the enterprise vulnerable to the risk of a near-term severe impact.

c. It is the least reasonably possible that the events that could cause the severe impact with occur in the near term.

16. There are no capital withdrawals anticipated within the next six months other than as disclosed in the financial statements or notes.

17. There are no material weaknesses or inadequacies at December 31, 2008 or during the period January 1, 2008 to February 23, 2009 in internal control and control activities for safeguarding securities, and the practices and procedures followed in-

Making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and the reserve required by rule 15c3-3(e).

Making the quarterly securities examinations, counts, verifications and comparisons, and the reconciliation of differences required by rule 17a-13.

Complying with the requirement for prompt payment for securities under Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

18. Net capital computations, prepared by the Company during the period from January 1, 2008 through February 26, 2009 indicated that the Company was in compliance with the requirements of rule 15c3-1 (and applicable exchange requirements) at all times during the period. Reserve calculations under rule 15c3-3 during the period did not reveal any deposit requirements that were not made on a timely basis.

To the best of my knowledge and belief, no events have occurred subsequent to the balance sheet date through the date of this letter that would require adjustment to, or disclosure in, the financial statements.

Signature: ______________________

Title: PRESIDENT

CMC

EMPLOYEE BENEFITS INVESTMENT GROUP, INC.

Financial Report

December 31, 2008

Colette M. Corliss, CPA, P.A.
Certified Public Accountant
1901 North First Street # 203
Jacksonville Beach, Florida 32250

EMPLOYEE BENEFITS INVESTMENT GROUP, INC.

CONTENTS

CMC Colette M. Corliss, CPA, P.A.

1901 North First Street # 203
Jacksonville Beach, Florida 32250
(904) 241-9992

INDEPENDENT AUDITOR'S REPORT

To the Director
Employee Benefits Investment Group, Inc.
Jacksonville, Florida

I have audited the balance sheet of Employee Benefits Investment Group, Inc. (the Company) as of December 31, 2008, and the related statements of income, cash flows and changes in shareholders' equity for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Employee Benefits Investment Group, Inc. as of December 31, 2008 and the results of its operations and its cash flows for the year then ended, in conformity with generally accepted accounting principles.

My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I (Schedules II, III and IV are not required for the Company) is presented for purposes on additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Colette Corliss Sellers, CPA

For firm:

Colette M. Corliss, CPA, P.A.
Jacksonville Beach, Florida
February 23, 2009

Employee Benefits Investment Group, Inc.

Balance Sheet
December 31, 2008

	2008
ASSETS	
Current Assets	
Cash in bank	$42,537
Accounts receivable	14,881
Total Current Assets	57,418
Fixed Assets	
Furniture and equipment	9,825
Accumulated depreciation	(8,676)
Total fixed assets	1,149
Total Assets	$58,567
LIABILITIES AND SHAREHOLDERS' EQUITY	
Current Liabilitiies	
Payroll taxes payable	$0
Commissions and other payables	10,417
Total current liabilities	10,417
Shareholders Equity	
Common stock, no par value	
10,000 shares authorized, issued and outstanding	
Additional paid in capital	51,195
Retained Earnings	(3,045)
Total Shareholders' Equity	48,150
Total Liabilities and Shareholders' Equity	$58,567

See accompanying notes and independent auditor's report.

Employee Benefits Investment Group, Inc.

Statement of Income and Retained Earnings
For the Year Ended December 31, 2008

		2008
Income		
Commissions and fees	$	193,763
Cost of sales: Comission expense		105,321
Gross profit		88,442
Expenses		
Salaries and payroll taxes - officer and staff		28,046
Advertising		50
Continuing education		708
Contributions and gifts		245
Depreciation		1,442
Dues & subscriptions		2,123
Equipment lease		862
Insurance		22,245
Compliance Indiv. Registered Rep. Audit		3,600
Accounting and financial audit		6,250
Licenses		150
Meals and travel		3,474
Outside services		142
Postage and mailing		6,487
Printing		166
Regulatory fees		2,098
Rent - office		6,741
Repairs and maintenance		928
Software license & usage		3,900
Supplies and office expense		5,383
Telephone and communications		5,185
Total operating expenses		100,225
Operating Results		(11,783)
Other Income and expense		0
Net Earnings	$	(11,783)
Retained Earnings - Beginning of Year	$	18,738
Distribution to shareholder		(10,000)
Retained Earnings - End of Year	$	(3,045)

See accompanying notes and independent auditor's report.

Employee Benefits Investment Group, Inc.

Statement Of Cash Flows
For the Year Ended December 31, 2008

	2007
Cash Flows from Operating Activities	
Net income	($11,783)
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation	1,442
(Increase) decrease in accounts receivable	(689)
(Decrease) increase in accounts payable	(2,196)
Net cash provided (used) by operating activities	(13,226)
Cash Flows from Investing Activities	
Purchases of equipment	(621)
Net cash provided (used) by investing activities	(621)
Cash Flows from Financing Activities:	
Distribution to shareholder	(10,000)
Net cash provided (used) by financing activities	(10,000)
Increase in cash	(23,847)
Cash and cash equivalents at beginning of year	66,384
Cash and cash equivalents at end of year	$42,537
Supplemental Disclosure Of Cash Payments Made For:	
Interest paid	$ -

See accompanying notes and independent auditor's report.

Employee Benefits Investment Group, Inc.

Statement of Changes in Shareholders' Equity
For the Year Ended December 31, 2008

	Common Stock				
	# Shares	Amount	Additional Paid-in Capital	Retained Earnings	Shareholders' equity
Balances at January 1, 20087, No par value	10,000	$ -	$ 51,195	$ 18,738	$ 69,933
		-			-
Net income				(11,783)	(11,783)
Purchases of common shares			-		-
Sub total			51,195	6,955	58,150
Distribution to shareholder				(10,000)	(10,000)
Balance at December 31, 2008	10,000	$ -	$ 51,195	$ (3,045)	$ 48,150

See accompanying notes and independent auditor's report.

EMPLOYEE BENEFITS INVESTMENT GROUP, INC.
Notes to Financial Statements
December 31, 2008

Note 1 – Organization and Nature of Business

Employee Benefits Investment Group, Inc. (EBIG) is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of various exchanges and the Financial Industry Regulatory Authority, Inc. (FINRA). The Company was incorporated under the laws of the State of Florida in on April 20, 2000 and is licensed to do business in Florida and sixteen other states. EBIG's customer base mainly is comprised of civil service and military personnel. The company does not carry security accounts for customers or perform custodial functions relating to customer securities at this time.

Note 2 - Summary of Significant Accounting Policies

Basis of Presentation

The financial statements and accompanying notes are prepared on the accrual basis in accordance with accounting principles generally accepted in the United States of America. The computation of net capital was prepared using allowable assets and aggregate indebtedness concepts as prescribed by the Securities and Exchange Commission Uniform Net Capital rule.

Concentrations of Credit Risk

Concentrations of risk with respect to sales income were moderately low in 2008. The Company's customer base during the year and the customers' dispersion across stable industries lessened the risk. Employee Benefits Investment Group, Inc. receives payment from large established mutual fund firms and credit worthy insurance companies within fifteen days after customer contracts are executed. Therefore, outstanding receivables were settled during the following month.

Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and disclosures. Although these estimates are based on management's best knowledge of current events and actions the Company may undertake in the future, actual results could differ from the estimates.

Property and Equipment

Property and equipment items are stated at the lower of cost or fair value on the date usage began. Expenditures for maintenance and repairs are charged to expense as incurred. Improvements that extend the useful life of property and equipment are capitalized. Depreciation is computed using straight-line methods over useful lives of five years for furniture, fixtures, and equipment.

Income Taxes

Employee Benefits Investment Group, Inc. is a Sub-chapter S corporation; therefore there is no provision for income taxes. Income is passed through to the shareholder and taxes are paid at the appropriate individual taxpayer rates.

Note 2 – (continued)

Statement of Cash Flows

For purposes of the Statement of Cash flows, the Company has defined cash equivalents as highly liquid investments, with original matures of less than ninety days, that are not held for sale in the ordinary course of business.

Note 3 – Commissions Receivable/Payable

Amounts receivable for commissions to EBIG and commissions payable to EGIB representatives at December 31, 2008, consist of the following:

	Receivable	Payable
Fees and commissions	$14,881	$10,417

Note 4 - Schedule of Fixed Assets and Accumulated Depreciation

Property and equipment are summarized by major classifications as follows:

	2008
Furniture and equipment	$6,639
Office equipment	3,186
Total property and equipment	9,825
Less accumulated depreciation	(8,676)
	$1,149

Note 5 - Leasing Arrangements

The Company has conducted its operations from the same leased facilities during the past four years. The lease term is one year, ending on November 30, 2009. The annual base amount of rent is $15,429 and there is an option to renew with a three percent escalation clause.

Note 6 – Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness (AI) to net capital, both as defined, shall not exceed fifteen to one during the second year and each succeeding year in business. The Company's AI ratio to net capital was .22 to 1.00, or $45,959 in excess of that requirement. At December 31, 2008, the Company had net capital of $47,001 which was $42,001 in excess of the required net capital of $5,000.

Note 7 – Reconciliation of Net Capital to the FOCUS report

A reconciliation of the computation of Net Capital under Rule 15c3-3 between the audited financial statements and the required and submitted fourth quarter unaudited FOCUS report was performed. The audited computation was equal to the unaudited computation on the FOCUS. The audited computation is presented in the supplementary information in Schedule I.

Note 8 – Exemption from rule 15c3-3

As explained in the independent auditor's report on Internal Control, the Company is claiming an Exemption from SEC Rule 15c3-3. Therefore, the schedules usually required with the audit report have not been included (i.e.: Schedules II & III), as they are not applicable to the Company's operations. Schedule IV has been omitted because the Company does not trade on any Commodity Exchanges.

SUPPLEMENTARY INFORMATION

Pursuant to Rule 17a-5 of the
Securities and Exchange Act of 1934

As of December 31, 2008

Employee Benefits Investment Group, Inc.

Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

as of December 31, 2008

		2008
Total shareholders' equity		$48,150
Deduct shareholders' equity not allowable for net capital		0
Total shareholders' equity qualified for net capital		48,150
Deductions for nonallowable assets:		
Furniture and equipment	1,149	
Other assets	0	
		1,149
Net Capital		$47,001
Aggregate indebtedness (AI)		
Current liabilities		10,417
Total aggregate indebtedness		$10,417
Computation of basic net capital requirement, greater of:		
1] Minimum net capital required (=AI * 6 2/3%) : Company		$694
2] Minimum net capital requirement of reporting broker		$5,000
Excess net capital		$42,001
Excess net capital at 1,000% of AI		$45,959
Ratio: Aggregate indebtedness to net capital		22%
Reconciliation with company's computation (included in Part II of Form X-17A-5 as of December 31, 2005) Net capital as reported in Company's Part II (unaudited) FOCUS report		$47,001
Audit adjustment to record accounts receivable - to extent of commissions payable		10,417
Audit adjustment to record accrued commissions payable		(10,417)
Net capital computed above		$47,001

See accompanying notes and independent auditor's report.

CMC Colette M. Corliss, CPA, P.A.

1901 North First Street, # 203
Jacksonville Beach, Florida 32250
(904) 241-9992

INDEPENDENT AUDITOR'S REPORT

To the Directors
Employee Benefits Investment Group, Inc.
Jacksonville, Florida

In planning and performing my audit of the financial statements of Employee Benefits Investment Group, Inc. (the Company) for the year ended December 31, 2008, I considered its internal control, including control activities for safeguarding securities, in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that I considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, I did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examination, counts, verifications, and comparisons
2. Recordation of differences required by rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additions objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

My consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. I noted no matters involving internal control that I consider to be material weaknesses as defined above.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe the Company's practices and procedures were adequate at December 31, 2008, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the NASD and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Colette Corliss Sellers, CPA

For firm:

Colette M. Corliss, CPA, P.A.
Jacksonville Beach, Florida
February 23, 2009